Exhibit 16.1

October 16, 2006

Securities and Exchange Commission

100 F Fifth Street, N.E.

Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated October 16, 2006, of CallWave, Inc. and are in agreement with the statements contained in the five paragraphs in Item 4.01(a) except as indicated below.

We have no basis to agree or disagree with the statement in the fourth sentence of the fourth paragraph of Item 4.01(a), and any statement made in Item 4.01(b) of such report.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph of Item 4.01(a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2005 and 2006 financial statements.

Sincerely,

/s/ Ernst & Young LLP

Ernst & Young LLP